news release

AlphaCell licenses user-friendly text input technology from Zi Corporation

Cannes, France, February 18, 2003 - AlphaCell, an Emblaze group company and provider of advanced customizable rich media mobile handsets, and Zi Corporation

(NASDAQ: ZICA; TSX: ZIC), a leading provider of intelligent interface solutions, today jointly announced at the 3GSM World Congress 2003 that AlphaCell is using eZiTap™ and eZiText® interface technology from Zi Corporation for AlphaCell's range of rich-media customized handsets.

AlphaCell is implementing Zi's predictive text input technology to its M5 handset - the technology is easy to learn, efficient to use and can be tailored for each individual market. AlphaCell will also be implementing the technology as part of its recently announced Memorandum Of Understanding (MOU) to design a handset for Orange Israel (Partner Communications). These arrangements will mark the first time that predictive text input in Hebrew is available for the Israeli market.

Tsion Gonen, vice president of marketing at AlphaCell, said "We are extremely happy to have signed up yet another significant agreement with a respected technology provider. Zi's text input software is one of the key components of AlphaCell's strategy to deliver first class, innovative customer-focused handsets. We believe text input software should be easy to learn, fast to use and personalized to the local consumer's communication needs and these are the strengths of Zi's technologies."

Gary Mendel, vice president of sales and marketing at Zi Corporation, commented "The license agreement with AlphaCell is a strategic move for Zi Corporation. We believe the future of the wireless industry is customized handsets for specific market segments. Mobile operators are looking for ways to target specific segments with tailor-made services and we believe that AlphaCell's business proposition enables them to do this."

Zi Corporation's text input solutions, eZiTap and eZiText, provide unique features to optimize text entry and language input on wireless communication devices. Incorporating eZiTap and eZiText into mobile devices enables consumer electronic manufacturers (OEMs and ODMs) and telecom carriers to provide consumers with richer, more personalized text input experiences.

AlphaCell and Zi Corporation have exhibition stands at the 3GSM World Congress from February 18 to 21, 2003 in Cannes, France. Visit AlphaCell at stand K2 in Hall 4 and Zi Corporation at stand E21 in Hall 2 during the exhibition.

About AlphaCell

AlphaCell, an Emblaze group company, is a provider of fully tailored, advanced multimedia handsets, operating over 2.5G and 3G wireless networks.

AlphaCell offers two innovative foundation rich-media handsets; the M5, serving the mid-range market and the M6 targeting premium hi-end customers.

AlphaCell offers complete solutions that span the entire product development cycle, from requirements research, through detailed design and prototype testing, to manufacturing and final product delivery.

For more information, please visit: www.alphacell.com

About the Emblaze Group

The Emblaze group of companies share a common vision to lead the market transformation to rich media personal communication.

The group consists of four companies: Emblaze Systems, a leading provider of media centric end-to-end solutions for wireless multimedia services; Orca Interactive, a global market leader in the development of highly scalable solutions for commercial iTV services; Emblaze Semiconductor, a fabless IC company providing semiconductor-based solutions for high volume mobile multimedia appliances; and AlphaCell a multimedia smart phone design company.

Emblaze went public in 1996 and is traded on the London Stock Exchange (BLZ). The Emblaze group has offices in China, Germany, Israel, Korea, Singapore, U.K. and the U.S.A., with over 400 employees worldwide.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a market-driven technology company delivering intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's core technology products, eZiTap and eZiText, connect people to short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNet™ is a new network-based platform that enables handset manufacturers and network operators to provide users with access to media rich content and information stored on a network, despite the memory restrictions of the mobile device. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this news release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward-looking statements. Zi Corporation and AlphaCell do not assume any obligation to update such forward-looking statements.

For further information on AlphaCell, please contact:

Pernille Sahl Taylor/Simon Mustoe
Midnight Communications
T: +44 (0)20 7232 4507
Email: alphacell@midnight.co.uk

For further information on Zi Corporation, please contact:

Allen & Caron Inc
Jill Bertotti (investor inquiries)
T: +1 (949) 474 4300
Email: jill@allencaron.com

Allen & Caron Inc
Len Hall (media inquiries)
Phone: +1 (949) 474-4300
E-mail: len@allencaron.com

Zi Corporation
Dale Kearns
Chief Financial Officer
T: +1 (403) 233 8875
Email: investor@zicorp.com
Website: www.zicorp.com